Who’s Your Daddy, Inc.

5840 El Camino Real, Suite 108

Carlsbad, California 92008

Tel: 760.438.5470 Fax: 760.438.5490

March 5, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Emerging Growth Companies

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Tia Jenkins

Dear Ms. Jenkins:

As requested in your letter to Who’s Your Daddy, Inc. (“Company”) of February 20, 2008 and prior requests, please be advised that the Company acknowledges the following with respect to its Report on Form 8K, and related amendments, originally filed December 4, 2007 (“Filing”):

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The Company is responsible for the adequacy and accuracy of the disclosures in the Filing with the Securities and Exchange Commission (“Commission”);

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company understands that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in your review of the Filing and in the Company’s response to your comments on the Filing.

Sincerely,

/s/ Edon Moyal
Edon Moyal, Chief Executive Officer

/s/ John F. Moynahan
John F. Moynahan, Chief Financial Officer